---------------------------------------------------
   FORM 5
__ Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations      X Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
---------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

-------------------------------------
           OMB Approval
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   OMB Number:  3235-0362
   Expires:     September 30, 1998
   Estimated average burden
   hours per response....1.0
-------------------------------------

--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Sunstone Hotel Investors, Inc. -- SSI     __ Director                      X 10% Owner(2)
                                                                            __ Officer (give title below)   __ Other (specify below)

Westbrook Real Estate Partners, L.L.C. (1)
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(Last)      (First)     (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         __ Form Filed by One Reporting Person
                                                  (Voluntary)             12/1998           X Form Filed by More than One Reporting
                                                                                              Person
599 Lexington Avenue, Suite 3800
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York       New York      10022
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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Common Stock                 10/98      J4(3)              1,500   A         (3)       2,285,762             I           (2)(3)(4)
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*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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7.9% Class A     $14.7093                                                  Common  1,699,605             250,000    I      (2)(5)
Cumulative                                                                 Stock
Convertible
Preferred Stock
("Preferred
Stock")
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Directors'                   7/98  L(6)    1,500                           Common      1,500     (6)                I      (2)(6)
Options                                                                    Stock
(right to buy)
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Directors'                  10/98  L(7)    1,500                           Common      1,500     (7)       3,000    I     (2)(6)(7)
Options                                                                    Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------

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Explanation of Responses:

(1) - (7) See Attachment A on Pages 3 and 4.


                                                   WESTBROOK REAL ESTATE PARTNERS, L.L.C.

** Intentional misstatements or omissions of       By: /s/ Patrick K. Fox                                  February 14, 1999
   facts constitute Federal Criminal Violations        ----------------------------------------       ------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           Name:  Patrick K. Fox                                      Date
                                                       Title: Attorney-in-Fact

                                                   --------------------------------------------
                                                         ** Signature of Reporting Person

Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form  are not required to respond unless the form displays a currently valid OMB number.

NAME AND ADDRESS OF REPORTING PERSON:     Westbrook Real Estate Partners, L.L.C.
                                                599 Lexington Avenue, Suite 3800
                                                New York, New York  10022

ISSUER NAME AND TICKER OR TRADING SYMBOL: Sunstone Hotel Investors, Inc.-SSI

STATEMENT FOR MONTH/YEAR:                 12/1998

ATTACHMENT A

(1)  Names and addresses of additional joint filers:

     1.  Westbrook Real Estate Partners Management I, L.L.C. ("WREM I")
     2.  Westbrook Real Estate Fund I, L.P. ("WREF I")
     3.  Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I")
     4.  Jonathan H. Paul ("Paul")
     5.  William H. Walton III ("Walton")
     Each at: 599 Lexington Avenue, Suite 3800
         New York, New York  10022

     6.  Gregory J. Hartman ("Hartman")
         345 California Street, Suite 3450
         San Francisco, California  94104

Reference is made to the joint filing agreement of the reporting persons (the "Joint Filing Agreement") attached as an exhibit to the statement on Form 3 of the reporting persons filed with the Securities and Exchange Commission on October 24, 1997. The Joint Filing Agreement is hereby incorporated herein by reference.

(2) Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), (i) each of Westbrook Real Estate Partners, L.L.C. ("WREP"), WREM I, Paul, Walton and Hartman disclaims beneficial ownership of all the securities reported on this statement, (ii) WREF I disclaims beneficial ownership of all securities reported on this statement in excess of its proportionate interest in the Common Stock and Preferred Stock reported hereon, and (iii) WRECIP I disclaims beneficial ownership of all securities reported on this statement in excess of its proportionate interest in the Common Stock and Preferred Stock reported hereon.

(3) A grant of 1,500 shares of Common Stock was made by the issuer to Paul D. Kazilionis ("Kazilionis"), as director, in October 1998. The reporting persons may have been deemed to have a beneficial interest in securities granted to Kazilionis, pursuant to an agreement between WREF I and WRECIP I (collectively, the "Westbrook Funds") and Kazilionis.

(4) WREF I is the record owner of 2,049,135 shares of Common Stock. WRECIP I is the record owner of 235,127 shares of Common Stock. As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the Common Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act. As the sole managing member of WREM I, WREP may be deemed to own beneficially the Common Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act. As managing members of WREP, each of Paul, Walton and Hartman may be deemed to own beneficially the Common Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act.

(5) WREF I is the record owner of 224,266.60 shares of Preferred Stock. WRECIP I is the record owner of 25,733.40 shares of Preferred Stock. As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the Preferred Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act. As the sole managing member of WREM I, WREP may be deemed to own beneficially the Preferred Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act. As managing members of WREP, each of Paul, Walton and Hartman may be deemed to own beneficially the Preferred Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act.

(6) A grant of directors' options covering 1,500 shares of Common Stock was made by the issuer to Kazilionis, as director, in July 1998. The reporting persons may have been deemed to have a beneficial interest in securities granted to Kazilionis, pursuant to an agreement between Kazilionis and the Westbrook Funds.

(7) An additional grant of directors' options covering 1,500 shares of Common Stock was made by the issuer to Kazilionis, as director, in October 1998. The reporting persons may have been deemed to have a beneficial interest in securities granted to Kazilionis, pursuant to an agreement between Kazilionis and the Westbrook Funds.